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NONCOMPETITION AGREEMENT

    THIS NONCOMPETITION AGREEMENT (this "Agreement") is entered into as of June 27, 2001, by and between Yahoo! Inc., a Delaware corporation ("Yahoo!") and David B. Goldberg ("Employee"), an employee of Launch Media, Inc. ("Launch").

RECITALS

    A.  Launch is engaged in the business of the digital delivery of music and music-related programming or information to users (the "Business").

    B.  Employee is a stockholder and an employee of Launch and has confidential and proprietary information relating to the business and operation of Launch.

    C.  Employee's covenant not to compete with Yahoo!, as reflected in this Agreement, is an essential part of the transactions described in that certain Agreement and Plan of Merger dated as of June 27, 2001 (the "Merger Agreement"), among Yahoo!, Jewel Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Yahoo! ("Sub"), and Launch, pursuant to which, among other things, Sub will be merged with and into Launch (the transactions contemplated by the Merger Agreement are referred to hereinafter as the "Merger").

    D.  As a condition to its willingness to enter into the Merger Agreement, Yahoo! has required that Employee agree, and Employee has agreed, to the noncompetition and nonsolicitation covenants and the confidentiality agreements provided in this Agreement.

AGREEMENT

    NOW, THEREFORE, in consideration of the foregoing and to induce Yahoo! to consummate the transactions contemplated by the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Employee hereby covenants and agrees as follows:

    1.  Noncompetition.

      (a) Employee and Yahoo! (references to "Yahoo!" hereinafter shall include all subsidiaries of Yahoo! and shall include Launch which is the surviving corporation in the Merger) agree that due to the nature of Employee's association with Launch, Employee has confidential and proprietary information relating to the business and operations of Launch and Yahoo!. Employee acknowledges that such information is of importance to the business of Launch and Yahoo! and will continue to be so after the Merger and that disclosure of such confidential information to others or the unauthorized use of such information by others would cause substantial loss and harm to Yahoo!. Employee and Yahoo! also agree that Employee will acquire and will assist in developing confidential and proprietary information relating to the business of Yahoo! following the Merger.

      (b) During the period which shall commence on the date on which Yahoo! or Sub shall accept for payment and pay for such number of shares of Launch capital stock in an amount not less than the "Minimum Condition"(as such term is defined in the Merger Agreement) upon the consummation of the tender offer contemplated by the Merger Agreement (the date of such payment, the "Effective Date") and shall terminate on the later of (i) two (2) years following the Effective Date or (ii) one (1) year after the termination of Employee's employment with Yahoo!, but in no event longer than three (3) years after the Effective Date (such period, the "Restricted Period"), Employee shall not (i) enter into or participate in the Business, or (ii) directly or indirectly (including without limitation, through any Affiliate (as defined below) of Employee), own, manage, operate, control or otherwise engage or participate in, or be connected as an owner, partner, principal, salesman, guarantor, advisor, member of the board of directors of, employee of or consultant in (A) the entities listed on Exhibit A, or (B) any company or business, or any division, group, or other subset of any business, devoting 20% or more of its resources to engaging in or developing a business competitive with the Business or generating 20% or more of its gross revenues or earnings from a business competitive with the Business (the entities referred to in this clause (B), "Restricted Entities"). Nothing in the foregoing clause (B) shall prohibit the employment of Employee by an entity that might otherwise qualify as a Restricted Entity if Employee shall be employed by and work within a division, group, subsidiary or other subset of such Restricted Entity which would not otherwise be a Restricted Entity; provided that in no event shall the Employee engage or participate in the Business in connection with such employment. Notwithstanding the foregoing, however, (i) if Employee's employment with Yahoo! shall be terminated by Yahoo! without Cause (as defined in the Employment Agreement (the "Employment Agreement") entered into by Employee, Yahoo! and Launch as of June 27, 2001) or such employment shall be terminated by Employee for Good Reason (as defined in the Employment Agreement), in either case on or prior to the first anniversary of the Effective Date, then the Restricted Period shall be deemed to be six (6) months, and (ii) if Employee's employment with Yahoo! shall be terminated by Yahoo! without Cause (as defined in the Employment Agreement) or such employment shall be terminated by Employee for Good Reason (as defined in the Employment Agreement), in either case after the first anniversary of the Effective Date, then there shall be no Restricted Period and the provisions of this Section 1(b) shall deemed wholly inapplicable to Employee. Nothing in this Agreement shall preclude Employee from serving on the Board of Directors for Liveplanet, Inc.

      (c) Notwithstanding the foregoing provisions of Section 1(b) and the restrictions set forth therein, Employee may own securities in any publicly held corporation that is covered by the restrictions set forth in Section 1(b), but only to the extent that Employee does not own, of record or beneficially, more than 1% of the outstanding beneficial ownership of such corporation.

      (d) The restrictions set forth in Section 1(b) shall apply worldwide (the "Business Area").

      (e) "Affiliate" as used herein, means, with respect to any person or entity, any person or entity directly or indirectly controlling, controlled by or under direct or indirect common control with such other person or entity.

    2.  Nonsolicitation of Yahoo! Employees.  During the Restricted Period, Employee shall not, without the prior written consent of Yahoo!, directly or indirectly (including without limitation, through any Affiliate of Employee), solicit, request, cause or induce any person who is at the time, or 12 months prior thereto had been, an employee of or a consultant of Yahoo! to leave the employ of or terminate such person's relationship with Yahoo!.

    3.  Nonsolicitation of Customers.  During the Restricted Period, Employee shall not, directly or indirectly (including without limitation, through any Affiliate of Employee) (i) solicit, induce or attempt to induce any existing or previous customer of Yahoo!, including but not limited to any existing or previous customer of Launch, to cease doing business in whole or in part with Yahoo! with respect to the Business; (ii) attempt to limit or interfere with any business agreement or relationship existing between Yahoo! and/or its Affiliates with any third party; or (iii) disparage the business reputation of Yahoo! (or its management team) or take any actions that are harmful to Yahoo!'s goodwill with its customers, content providers, bandwidth or other network infrastructure providers, vendors, employees, the media or the public.

    4.  Confidentiality.  Prior to the Effective Date, Employee will execute Yahoo!'s standard employee proprietary information and invention assignment agreement in the form attached hereto as Exhibit B.

    5.  Stay of Time.  In the event a court of competent jurisdiction or other entity or person mutually selected by the parties to resolve any dispute (collectively a "Court") has determined that Employee has violated the provisions of this Agreement, the running of the time period of such provisions so violated shall be automatically suspended as of the date of such violation and shall resume on the date that the Court determines that such violation has ceased.

    6.  Injunctive Relief.  The remedy at law for any breach of this Agreement is and will be inadequate, and in the event of a breach or threatened breach by Employee of the provisions of Sections 1, 2 or 3 of this Agreement, Launch and Yahoo! shall be entitled to seek an injunction restraining Employee from conduct which would constitute a breach of this Agreement. Nothing herein contained shall be construed as prohibiting Launch or Yahoo! from pursuing any other remedies available to it or them for such breach or threatened breach, including, without limitation, the recovery of damages from Employee.

    7.  Separate Covenants.  This Agreement shall be deemed to consist of a series of separate covenants, one for each line of business carried on by the Business and each county, state, country or other region included within the Business Area. The parties expressly agree that the character, duration and geographical scope of this Agreement are reasonable in light of the circumstances as they exist on the date upon which this Agreement has been executed. However, should a determination nonetheless be made by a court of competent jurisdiction at a later date that the character, duration or geographical scope of this Agreement is unreasonable in light of the circumstances as they then exist, then it is the intention and the agreement of Employee that this Agreement shall be construed by the court in such a manner as to impose only those restrictions on the conduct of Employee that are reasonable in light of the circumstances as they then exist and as are necessary to assure Launch and Yahoo! of the intended benefit of this Agreement. If, in any judicial proceeding, a court shall refuse to enforce all of the separate covenants deemed included herein because, taken together, they are more extensive than necessary to assure Yahoo! of the intended benefit of this Agreement, it is expressly understood and agreed among the parties hereto that those of such covenants that, if eliminated, would permit the remaining separate covenants to be enforced in such proceeding shall, for the purpose of such proceeding, be deemed eliminated from the provisions hereof.

    8.  Severability.  If any of the provisions of this Agreement shall otherwise contravene or be invalid under the laws of any state, country or other jurisdiction where this Agreement is applicable but for such contravention or invalidity, such contravention or invalidity shall not invalidate all of the provisions of this Agreement but rather it shall be construed, insofar as the laws of that state, country or jurisdiction are concerned, as not containing the provision or provisions contravening or invalid under the laws of that state or jurisdiction, and the rights and obligations created hereby shall be construed and enforced accordingly.

    9.  Construction.  This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of California, without regard to principles of conflicts or choice of laws.

    10.  Amendments and Waivers.  This Agreement may be modified only by a written instrument duly executed by each party hereto. No breach of any covenant, agreement, warranty or representation shall be deemed waived unless expressly waived in writing by the party who might assert such breach. No waiver of any right hereunder shall operate as a waiver of any other right or of the same or a similar right on another occasion.

    11.  Entire Agreement.  This Agreement, together with the Employment Agreement and the Merger Agreement and the ancillary documents executed in connection therewith, contains the entire understanding of the parties relating to the subject matter hereof, supersedes all prior and contemporaneous agreements and understandings relating to the subject matter hereof; and shall not be amended except by a written instrument signed by each of the parties hereto.

    12.  Counterparts.  This Agreement may be executed by the parties in separate counterparts, each of which, when so executed and delivered, shall be an original, but all of which, when taken as a whole, shall constitute one and the same instrument.

    13.  Section Headings.  The headings of each Section, subsection or other subdivision of this Agreement are for reference only and shall not limit or control the meaning thereof.

    14.  Assignment.  Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof nor any of the documents executed in connection herewith may be assigned by any party without the consent of the other parties; provided, however, that Yahoo! and Launch may assign the benefits of this Agreement, without the consent of Employee, to any entity that acquires or succeeds to the Business.

    15.  Further Assurances.  From time to time, at Yahoo!'s request and without further consideration, Employee shall execute and deliver such additional documents and take all such further action as reasonably requested by Launch or Yahoo! to be necessary or desirable to make effective, in the most expeditious manner possible, the terms of this Agreement.

    16.  Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or two business days after being mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

  (a)
  if to Yahoo!:

    Yahoo! Inc.
    701 First Avenue
    Sunnyvale, California 94089
    Attention: Vice President, Corporate Development
    Telephone No.: 408-349-3795
    Telecopy No.: (408) 349-7939

    with a copy at the same address to the attention of the General Counsel

  (b)
  if to Employee:

    to the address set forth below the name of Employee on the signature page hereof.

    17.  Effectiveness.  Notwithstanding any other provision of this Agreement, this Agreement shall become effective only upon the Effective Date, and if such Effective Date shall not occur prior to the termination of the Merger Agreement this Agreement shall be deemed void ab initio and have no further force or effect upon such termination of the Merger Agreement.

    18.  Defined Terms.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the Merger Agreement.

********

    IN WITNESS WHEREOF, the parties hereto have executed this Noncompetition Agreement as of the date first above written.

YAHOO! INC.
By:	/s/ JEFFREY MALLETT
Name:	Jeffrey Mallett
Title:	President & COO

EMPLOYEE
/s/ DAVID B. GOLDBERG
Name:	David B. Goldberg
Address:	18020 Sea Reef Dr. Pacific Palisades, CA 90272

***** NONCOMPETITION AGREEMENT *****

Exhibit A

The music division of AOL

The music division of Time Warner

The music division of Bertelsmann

The music division of Vivendi
Universal

EMI Group

The music division of Sony
Corporation

The music division of Microsoft
Corporation

Real Networks

Napster

mp3.com

MusicMatch

The music division of Viacom

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NONCOMPETITION AGREEMENT
AGREEMENT
Exhibit A